THE FOLLOWING ARTICLE RELATING TO THE CLAYMORE MACROSHARES OIL UP TRADEABLE SHARES OFFERED BY THE CLAYMORE MACROSHARES OIL UP TRADEABLE TRUST AND THE CLAYMORE MACROSHARES OIL UP HOLDING SHARES OFFERED BY THE CLAYMORE MACROSHARES OIL UP HOLDING TRUST WAS PUBLISHED ON JANUARY 29, 2007 BY INVESTMENT NEWS. MACRO SECURITIES DEPOSITOR, LLC, CLAYMORE SECURITIES INC. AND EACH OF THEIR RESPECTIVE AFFILIATES DO NOT ENDORSE ANY OF THE OPINIONS EXPRESSED IN THIS ARTICLE (OTHER THAN ANY OPINION EXPRESSED BY ANY REPRESENTATIVE OF CLAYMORE WHICH IS EXPRESSLY QUOTED AND ATTRIBUTED TO SUCH REPRESENTATIVE IN THE ARTICLE) REGARDING THE REASON FOR THE PREMIUM OR DISCOUNT REFLECTED IN THE MARKET PRICE OF MACROSHARES OR ANY OTHER ISSUES DISCUSSED IN THIS ARTICLE AND DO NOT MAKE ANY REPRESENTATIONS AS TO THE ACCURACY OF SUCH OPINIONS. CERTAIN FACTUAL MISSTATEMENTS CONTAINED IN THE ARTICLE ARE CORRECTED BY BRACKETED LANGUAGE THAT FOLLOWS EACH SUCH MISSTATEMENT.

OIL INVESTMENTS WITH WIDE SPREADS RAISE EYEBROWS

By David Hoffman
January 29, 2007

PHILADELPHIA -- A couple of exchange traded securities are doing something that is catching many people off guard -- trading at unusually wide spreads to net asset value.

As of Wednesday, Claymore MACROshares Oil Up Tradable Shares (UCR) were trading at a 6.22% premium to NAV, and Claymore MACROshares Oil Down Tradable Shares
(DCR) were trading at a discount to NAV of 5.40%.

The products, which together have just over $48 million in total net assets, are a venture between MacroMarkets LLC in Madison, N.J., and Claymore Securities Inc. of Lisle, Ill.

"That's extraordinarily unusual," Gary Gastineau, managing director of ETF Consultants LLC in Summit, N.J., said of the spreads to NAV.

Although MACROshares aren't exchange traded funds -- they actually are trusts -- they are expected to perform in much the same way as ETFs.

There are many other exchange traded trusts -- often mistaken for ETFs -- that haven't had problems, said Russell Wild, founder of Global Portfolios, an advisory firm in Allentown, Pa.

TIGHT SPREADS

Spreads to NAV have been no more than "a few basis points," said Mr. Wild, author of "Exchange-Traded Funds For Dummies" (John Wiley & Sons, 2006).

But given the direction the industry has been heading -- offering up more complicated, niche-oriented products -- it was only a matter of time before something like this happened, according to some industry experts.

The exchange traded securities industry is in the midst of an "explosion" of new products, according to Jim King, a wealth manager with Balasa Dinverno & Foltz LLC in Itasca, Ill.

There were 156 exchange traded products introduced last year, bringing the total number to 359, according to State Street Global Advisors of Boston.

"It's exciting but scary, too," Mr. King said.

It's scary because financial advisers don't want to have to deal with premiums and discounts -- typically an issue with less popular closed-end funds, which require a certain level of sophistication.

An adviser could take advantage of a security trading at a discount, buying it for less than it's worth. But when it comes to buying a security trading at a premium, it's "caveat emptor," said Herb Blank, founder and president of QED International Associates Inc., an industry consulting firm in New York.

The adviser actually will be buying the security for more than it's worth.

"I wouldn't use [MACROshares], for that reason," said Theodore J. Feight, president of Creative Financial Design, a financial advisory firm in Lansing, Mich.

It's just another thing advisers would have to explain to their clients, he said.

But Claymore insists that even through MACROshares are trading at relatively wide spreads, they still are a great way for investors to get access to markets such as oil, said Greg Drake, a managing director with Claymore.

While he admits that the MACRO- shares are trading at relatively wide spreads, their NAVs are a very accurate reflection of the reference prices to which they are pegged. The reason they are trading at wide spreads has to do with current market conditions and the structure of the products, Mr. Drake said.

The oil futures market is currently in "contango" -- a condition in which distant delivery for futures exceeds spot prices.

Other exchange traded oil products factor in the contango, and as a result, their market price tracks their NAV more closely, Mr. Drake said. That NAV, however, may not be the most accurate reflection of the real price of oil, he noted.

MACROshares are different. They must be issued in pairs. An "up" MACROshare will invest in Treasuries and enter into multiple forward contracts and a swap agreement with its paired "down" MACROshare.

The result is a constant shifting of Treasuries back and forth between the two in an attempt to mimic the percentage changes in an underlying benchmark. [CORRECTION: THIS PARAGRAPH MISSTATES THE WAY IN WHICH MACROSHARES TRACK THE PRICE OF OIL. IT IS CORRECT THAT THE CLAYMORE MACROSHARES OIL UP HOLDING TRUST AND THE CLAYMORE MACROSHARES OIL DOWN HOLDING TRUST (TOGETHER, THE "MACRO

HOLDING TRUSTS") AGREE TO PAY TO EACH OTHER ON A QUARTERLY BASIS A PORTION OF THEIR TREASURY INCOME, DEPENDING UPON THE LEVEL OF THE PRICE OF CRUDE OIL DURING THE PRECEDING CALENDAR QUARTER. AFTER THAT PAYMENT IS MADE, EACH OF THE MACRO HOLDING TRUSTS DISTRIBUTES ALL OF THE TREASURY INCOME IT THEN HOLDS ON DEPOSIT TO ITS SHAREHOLDERS, WHICH INCLUDES THE CLAYMORE MACROSHARES OIL UP AND OIL DOWN TRADEABLE TRUSTS (TOGETHER, THE "MACRO TRADEABLE TRUSTS"). EACH OF THE MACRO TRADEABLE TRUSTS PASSES THROUGH THAT INCOME TO ITS SHAREHOLDERS. HOWEVER, THIS DESCRIBES ONLY THE MACROSHARES TREASURY INCOME ALLOCATION AND DISTRIBUTION MECHANISM. THE MANNER IN WHICH MACROSHARES REFLECT THE PRICE OF CRUDE OIL IS THAT EACH MACRO HOLDING TRUST AGREES TO MAKE A PAYMENT TO THE OTHER TRUST OUT OF ITS AGGREGATE ASSETS (MEANING ITS TREASURIES AND/OR THE MATURITY PROCEEDS OF ITS TREASURY AND TREASURY REPURCHASE AGREEMENTS) UPON A REDEMPTION OF THE MACROSHARES IN ORDER TO ALLOW EACH TRUST TO BE ABLE TO DISTRIBUTE TO ITS REDEEMING SHAREHOLDERS A FINAL DISTRIBUTION EQUAL TO THE UNDERLYING VALUE OF THE MACROSHARES BEING REDEEMED, BASED UPON THE APPLICABLE REFERENCE PRICE OF CRUDE OIL AT THE TIME OF THE REDEMPTION. FOR MORE INFORMATION ABOUT THE MANNER IN WHICH MACROSHARES TRACK THE PRICE OF CRUDE OIL, PLEASE SEE THE SECTION ENTITLED "DESCRIPTION OF THE UP-MACRO HOLDING AND TRADEABLE SHARES" IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT FOR THE OIL UP MACROSHARES, FILE NUMBER 333-116566.]

"There's nothing that we'd love more than to track extremely close to NAV, but we also understand that because of the structure, that may not always be a reality," Mr. Drake said.

Contango, however, is only part of the problem.

Some industry experts suggest that the specialist tapped to ensure markets for MACROshares -- Bear Hunter Structured Products LLC in New York, a unit of Bear Stearns & Co. Inc. -- could have done a better job supporting the products.

"That's been part of our focus" into why the products are trading at such wide spreads to NAV, admitted Mr. Drake.

Bear Hunter did not return calls for comment.

UNSATISFYING CLARIFICATION

Critics of MACROshares said they aren't happy with Claymore's explanation.

"They have to be able to think these things through," said David Fry, the Carson City, Nev.-based publisher of ETF Digest, an independent online investment newsletter.

The company needs to do a better job of "querying" the specialist about their ability to handle matters such as contango when they occur, said Mr. Fry, a former MACROshares investor, who said he won't invest in the products until Claymore irons out their problems.

That may be a long time. At least during periods of contango, Mr. Drake said, premiums and discounts might be persistent.

It's a good example of why the exchange traded securities industry needs to do a better job of making the differences between such products and ETFs plain, Mr. Blank said.

"To make sure that people understand the difference between ETFs and other vehicles, they should be made to understand what they are holding," he added.

                                     # # #


MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for these trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.